Mail Stop 3561

October 24, 2008

Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

>   **Re: Art Dimensions, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 26, 2008**
>   **File No. 333-153683**

Dear Ms. Gregarek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement does not consistently conform to the requirements of Form S-1. For example, the Registration Facing Page does not indicate whether you are filing as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Also, the item numbers provided in Part II of your filing are inaccurate; for example, your reference to Item 24 should be to Item 14. Please be advised that the Commission adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50

million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. Please revise your filing accordingly.

2. You refer to your parent company as Art Designs, Inc. when, in fact, it appears that you mean to refer to Art Design, Inc. Please revise or advise.

3. Considering you have registered the sale of the securities being issued in the spin-off, rather than comply with the conditions of the Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

Inside Front and Outside Back Cover Pages of Prospectus

4. We note that a "subject to completion" legend is included on the front cover of the registration statement, but not on the cover page of the prospectus. If you plan on using the prospectus before the effective date of the registration statement, please revise to include the "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

5. We note that you include a table of contents on the outside back cover of the prospectus, but it does not include a specific listing of the risk factors section. Please revise the prospectus to include a table of contents on either the front or outside back cover pages of the prospectus that includes the page numbers of the various sections or subsections of the prospectus and includes a specific listing of the risk factors section. Refer to Item 502 of Regulation S-K.

Forward-looking Statements, page 4

6. We note that you state on page 4 that the risk factors are identified above, but the risk factors do not begin until page 5. Please revise this statement to reflect the correct location of the Risk Factors.

Summary, page 4

7. We note your indication that your parent's directors decided it was in the best interest of ATDN and Art Dimensions and ADTN's shareholders to spin-off Art Dimensions to minimize any potential conflict of interest. Considering the businesses of the two companies are related, explain why you chose to form the registrant as a subsidiary in the first place.

Risk Factors, page 5

8. Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, you use the subheadings "We may need to substantially invest in marketing efforts in order to grow our business, which will be expensive", "We do not expect to pay dividends on common stock" and "Issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock… ." Please revise your subheadings to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

9. The discussion of your risk factors sometimes does not adequately explain how the risk affects the issuer or the securities being offered as required by Item 503(c) of Regulation S-K. For example, you indicate on page 6 that "Because we are a company with a limited history, the operations in which we engage in, the art consulting, marketing and agent business, is (sic) an extremely risky business." Please revise this risk factor to explain why your limited operating history poses a unique risk with respect to the art consulting, marketing and agent business. Also, please ensure that all of your risk factors explain how the risk affects the issuer or the securities being offered.

10. We note that you indicate on page 7 that you have only one employee, Mrs. Gregarek, but page 10 includes a risk factor indicating that you depend on the continued employment of both Mrs. Gregarek and Mrs. Sheehan. Also, on page 22 you indicate that you have two part-time employees. Please revise your filing to accurately reflect your number of employees.

11. We note that there are risk factors on page 8 that seem to present contradictory information. The first risk factor indicates that you "have no established relationships at this time." In contrast, the third risk factor on page 8 states that you plan to "rely primarily on word of mouth from our existing contacts…" in order to grow your business. Please revise these risk factors to include a more detailed explanation of how you intend to use your relationships and contacts and how each will affect your business.

12. We note that the last risk factor on page 8 appears to include two distinct risk factors. It first indicates that your performance depends on the ability to engage key artists, but later indicates that art prices are determined on "non-rational forces." Please revise this risk factor to either explain the connection between the need to identify key artists and art pricing or, if appropriate, separate these concepts into distinct risk factors. Also, the first risk factor on page 8, "Our

ability to grow our business depends on relationships with others," appears to be duplicative in some respects with this risk factor; please revise or advise.

13. It appears that you have several risk factors on pages 8, 9, 10 and 11 describing essentially the same risks relating to the competitiveness of your industry, the over-the-counter markets and penny stocks. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish between these risk factors, or combine them, making sure to eliminate any duplicative disclosure. Refer to Securities Act Release No. 33-8350 (published December 19, 2003).

14. We note that both of your officers and directors appear to concurrently work for what appears to be a competing business, Art Design, Inc. Please include a separate risk factor discussing the material risk that could arise from this arrangement, including a discussion of how your officers will treat corporate opportunities available to both the registrant and the other business they work for.

The Spin-Off and Plan of Distribution, page 13

15. Please revise to disclose the amount of compensation to be paid and other expenses relating to the distribution of registrant's shares. Refer to Item 508(c)(3) of Regulation S-K.

Background and Reasons for the Spin-Off, page 14

16. We note that you indicate that your business is related to the operations of your parent, Art Design, Inc., and that the spin-off is intended to "minimize any potential conflict of interest." Please revise to describe the conflicts of interest that led to the decision to spin-off the registrant from its parent. To the extent you have experienced or will experience any of these conflicts of interest, please describe how you have resolved the conflicts and how you intend to do so in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

17. We note that there are inconsistencies in the description of your business. For example, in the second paragraph on page 17 and on page 19 you state that you "own and operate an art collectibles business." In the third paragraph on the same page you state that you provide art consulting and marketing services, and earn revenue from the sale of art products and consulting services. Also, this is the first instance where you mention selling art. Please revise your disclosure to ensure that the descriptions of your business are accurate, consistent and complete.

18. We note that the notes to the financial statements on page F-8 state that all company sales of $55,073 were to one customer. Please revise to disclose this fact. Refer to Items 303(a)(3)(i) and 101(h)(4)(vi) of Regulation S-K.

Liquidity and Capital Resources, page 18

19. We note that you state that registrant had cash or cash equivalents of $1,532 as of October 31, 2007. We note on page 4, however, that you state that you did not begin operations until your date of incorporation, January 29, 2008. Please revise to clarify this apparent discrepancy.

20. You state in the fifth paragraph of this discussion that you "do not expect any material our (sic) capital costs to develop operations." Please revise to clarify this statement.

21. You disclose under Risk Factors on page 10 that the loss of the Spyglass financing would have a material adverse effect on your business. Please provide a more detailed discussion of the Spyglass financing and its importance to your business under Liquidity and Capital Resources, including the material terms of the financing agreement.

22. Your indication that you have sufficient capital in the short term is insufficient to provide readers with a sense as to when you might need to raise additional capital. Please specifically state how long your existing capital will support your operations. In this regard, we note that your loan with Spyglass matures on May 31, 2009.

Critical Accounting Policies, page 19

23. Please expand your disclosure regarding critical accounting policies to address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. Please revise to identify accounting estimates and assumptions that have a material impact on reported financial condition and operating performance. In your revised disclosure you should present an analysis of the uncertainties involved in applying critical accounting policies at a given time or the variability that is reasonably likely to result from their application over time. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Plan of Operation for January 29, 2008 to December 31, 2009, page 19

24. We note that the heading on page 19 indicates that your plan of operation spans the two year period from January 29, 2008 through December 31, 2009, but the

discussion only relates to the "next twelve months." Please revise the heading to accurately reflect the discussion that follows.

Business, page 20

25. On page 21 we note that you indicate that you have no website. You later state on page 22 that you plan to concentrate your operations in Denver, Colorado and online through a website, but you make no mention of the website or the internet in the immediately following discussion of marketing and promotion. Please revise your disclosure to clarify the status of your website and the methods you are using or will use with respect to marketing via the internet.

26. We note that the promissory note with Spyglass Investment Partnership has an initial due date of May 31, 2009 with a possible extension ending May 31, 2010. Therefore, please revise the discussion of the promissory note on page 21 to reflect the accurate initial due date.

27. We note that you state that the Spyglass note may be extended until May 31, 2010, and if you are "unable to raise funds to cover any operating deficit after fiscal year ending December 31, 2010, [your] business may fail." Please revise to describe the funds you will utilize to continue operations from the expiration of the note on May 31, 2010, until the end of your fiscal year.

28. Please revise your discussion to provide additional detail regarding your business plan. For example, please explain how you plan to generate revenue; it is not clear if you will generate revenue by selling products or providing consulting services or both. It would appear that you plan to generate revenue by providing services to your clients, however, at least for the first six months of your business, the amount of your cost of goods nearly equaled the amount of sales you made.

29. Disclose your principal suppliers, if any, and how you intend to ensure that you will have sufficient products on hand. Refer to Item 101(h)(4)(v) of Regulation S-K.

30. In an appropriate place in this discussion, please discuss your strategy to grow your business. You mention on page 6 that you have a growth strategy, however, it does not appear that you discuss it in any detail here. Please revise or advise.

Marketing and Promotion, page 22

31. We note on page 17 that you state that you expect a loss due to "significant future expenditures in connection with marketing efforts…." Please revise your

marketing and promotion disclosure to describe these significant marketing efforts.

Management, page 23

32. Please identify your independent directors, or alternatively indicate why you have determined not to appoint any independent directors. Refer to Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

33. Please revise to describe your policies and procedures for the review, approval or ratification of any transaction in which the registrant was or is to be a participant, the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Refer to Item 404(b)(1) of Regulation S-K. Also, if applicable, please state that the transaction with Spyglass Investment Partnership did not require such review, approval or ratification, or state if such policies and procedures were not followed with respect to such transaction. Refer to Item 404(b)(2) of Regulation S-K.

34. We note that Ms. Gregarek and Ms. Sheehan hold positions in Art Design, Inc., the registrant's parent, and were both appointed as sole officers and directors of the registrant upon the company's establishment. As such, please refer to the definition of "promoter" in Rule 405 of Regulation C and, if applicable, provide the disclosure required by Item 404(c) of Regulation S-K. In this regard we note that Ms. Gregarek and Ms. Sheehan were named as promoters at the time that Art Design, Inc. was formed.

Principal Stockholders, page 25

35. The beneficial ownership table on page 25 includes duplicate entries for Todd and Kathy Sheehan. Please remove the duplicative entry or provide a footnote explaining why you believe such duplication is appropriate.

36. We note that your beneficial ownership table indicates that all officers and directors as a group will hold 335,000 shares or 30.9% of the outstanding shares. Please revise to include the shares held by Todd and Kathy Sheehan or advise why you do not believe this is appropriate.

37. Please revise to explain that the shares held by "All Officers and Directors as a Group" are also disclosed as being beneficially held by other individuals. Refer to Instruction 5 to Item 403 of Regulation S-K.

38. Please revise your beneficial ownership table to comply with Exchange Act Rule 13d-3. For example, if Spyglass Investment Partnership, by virtue of its ownership of 300,000 warrants, has the right to acquire beneficial ownership of registrant's shares within 60 days, then the shares underlying the warrants owned by Spyglass shall also be listed in the table as being beneficially owned by him, with appropriate disclosure to avoid confusion. Refer to Item 403(a) of Regulation S-K and Instruction 2 to Item 403 of Regulation S-K.

Description of Securities, page 28

39. We note that you do not disclose any expenses related to distribution of your shares within the prospectus. We also note that the table of "Other Expenses of Issuance and Distribution" on page II-2 of Part II of the registration statement includes a total of $12,000 of such expenses. Please revise the prospectus to disclose any material expenses related to the distribution of shares, or alternatively state that you have determined that there are no material expenses related to distribution. Refer to Item 508(c)(3) of Regulation S-K.

40. Please remove your statement that your common shares distributed in the spin-off will be duly authorized, fully paid and non-assessable as this is a legal conclusion that the registrant is not qualified to make. Alternatively, attribute this statement to your counsel.

Reports to Stockholders, page 29

41. We note your indication that you "intend" to furnish annual reports and that you will issue quarterly reports or other interim reports "as [you] deem appropriate." Considering the effectiveness of this registration statement will trigger your reporting obligations under Section 15 of the Exchange Act, please revise these

statements to acknowledge the reporting requirements, which you discuss in greater detail on the page that follows.

Financial Statements, page F-1

General

42.   Please provide an accounting policy that describes the types of costs included in costs of sales and the types of costs included in general and administrative costs.

43.   We note that you sell art products. Please provide your accounting policies with respect to accounting for inventories or tell us why you believe such disclosure is not required.

44.   Please provide a note that discloses the material terms of your loan agreement with Spyglass.

Note 4. Stock Compensation, page F-9

45.   Please disclose how you calculated volatility of 142%. Refer to paragraph A240.e(2)(b) of SFAS 123(R).

46.   Please clarify for us the nature of the services received upon the issuance of 300,000 common stock purchase warrants to Spyglass. Furthermore, tell us how you concluded the incurred costs do not represent debt issuance costs that should be deferred and amortized over the life of the debt, as required by APB 21.

47.   Please tell us the underlying stock price you used in calculating the fair value of the warrants and how you determined such price.

48.   We note your disclosure under Legal Matters on page 29 that after the spin-off an affiliate of David Wagner & Associates, P.C. will own 20,000 shares of your common stock and warrants to purchase 50,000 shares. Please clarify for us how they originally received shares of your parent company stock. To the extent your parent company issued shares of its common stock to pay for your legal costs, please revise your financial statements to reflect the costs paid on your behalf by your parent company. Refer to SAB Topic 1:B.1.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Net Income (loss) per share, page F-7

49.   Please disclose the number of warrants, options and other potentially dilutive securities that were not included in the computation of earnings per share because to do so would be anti-dilutive. Refer to paragraph 40 of SFAS 128.

Revenue Recognition, page F-8

50.   We note your disclosure in Management's Discussion and Analysis on page 17 that you earn revenues from the sale of art products and consulting services. Furthermore, your Business description on page 21 says that you provide consulting, marketing and other business services of various types to artists and non-artists. Please expand your revenue recognition policies to disclose your accounting policies for each type of current or planned revenue generating activity. At a minimum, please disclose your accounting for sales of art products, consulting services and marketing services. For services performed under contracts, disclose whether such contracts are long-term contracts and the period over which you recognize revenue and why. Additionally, disclose your accounting policy for partial up-front payments received on contracts.

Recent Sales of Unregistered Securities, page II-2

51. We note that the notes to the financial statements indicate that you received $2,000 for the 2,000,000 shares issued to Art Design, Inc. We also note that you issued 300,000 warrants to Spyglass Investment Partnership in relation to a promissory note and 50,000 warrants to David Wagner and Associates, P.C. in relation to legal services. Accordingly, please revise your disclosure to provide the information required by Item 701 of Regulation S-K with respect to these transactions.

Signatures, page II-4

52. It appears that you have provided the certification language from Form S-3. Please revise to include the language from Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder at (202) 551-3332 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase at (202) 551-3485, Mara Ransom at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.